Master Tax-Exempt Trust
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 03/31/2007

Pursuant to Exemptive Order No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended March 31, 2007.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

10/02/2006	$60,530	MIAMI DADE CNTY FLA EXPWY	3.530%	12/04/2006
10/04/2006	32,500	TEXAS MUNI PWR AGCY	3.540	01/08/2007
10/17/2006	19,830	TEXAS MUNI PWR AGCY TECP	3.550	10/18/2006
12/01/2006	15,000	WISCONSIN STATE G.O.	3.650	01/09/2007
12/04/2006	61,021	MIAMI DADE CNTY FLA	3.600	01/18/2007
12/21/2006	8,000	FLORIDA ST BRD OF ED	3.140	06/01/2033
01/09/2007	15,000	WISCONSIN STATE	3.610	03/05/2007
03/02/2007	25,000	TEXAS MUNI PWR AGCY TECP	3.640	07/09/2007
03/05/2007	20,000	WISCONSIN STATE G.O.	3.660	06/06/2007